Filed by: Aztar Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933
                                     and Deemed Filed Pursuant to Rule 14a-12
                                    under the Securities Exchange Act of 1934

                                           Subject Company: Aztar Corporation
                                                  Commission File No. 1-12092



On May 15, 2006, Aztar Corporation published the following press release:

                    AZTAR DETERMINES THAT REVISED OFFER FROM
                       COLUMBIA ENTERTAINMENT IS SUPERIOR


PHOENIX, AZ, May 15, 2006 - Aztar Corporation (NYSE: AZR) today said that its Board of Directors has determined that a revised definitive offer received today from Wimar Tahoe Corporation d/b/a Columbia Entertainment, the gaming affiliate of Columbia Sussex Corporation, to acquire Aztar is a superior proposal when compared to the terms of Aztar's current merger agreement, as amended, with Pinnacle Entertainment, Inc.

Under the terms of its revised definitive offer, Columbia Entertainment would acquire Aztar in a merger transaction in which the holders of Aztar common stock would receive $54.00 per share in cash and the holders of Aztar's Series B preferred stock would receive $571.13 per share in cash. The revised definitive offer included a signed merger agreement. The proposed merger agreement contemplates a substantial deposit, payable to Aztar in certain circumstances (including failure to obtain regulatory approvals), in the event that an executed merger agreement, if any, is terminated. The proposed merger agreement also provides for an increase in the purchase price at the rate of $0.00888 per share per day beginning six months, and then to $0.01184 per share per day beginning nine months, after the signing of the merger agreement in the event all required regulatory approvals have not been received by such dates. Columbia Entertainment also provided a signed financing commitment letter.

Columbia Entertainment stated in its revised definitive offer that the offer will remain open until 2:00 p.m. (New York City time) on Friday, May 19, 2006.

Under the terms of Aztar's merger agreement with Pinnacle, Aztar must wait three business days before it can terminate the merger agreement with Pinnacle and enter into a merger agreement with another party. As previously announced, Aztar and Pinnacle amended their merger agreement on May 5, 2006 to increase the purchase price for each share of Aztar common stock to $47.00 per share in cash and $4.00 of Pinnacle common stock, subject to a collar.

Aztar's Board is not making any recommendation at this time with respect to the Columbia Entertainment offer, and there can be no assurance that Aztar's Board will approve any such transaction or that a transaction will result.

About Aztar Corporation
Aztar is a publicly traded company that operates Tropicana Casino and Resort in Atlantic City, New Jersey, Tropicana Resort and Casino in Las Vegas, Nevada, Ramada Express Hotel and Casino in Laughlin, Nevada, Casino Aztar in Caruthersville, Missouri, and Casino Aztar in Evansville, Indiana.

Forward-Looking Statements

This press release includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements regarding Pinnacle's pending acquisition of Aztar, are based on current expectations of management of Aztar and are subject to risks, uncertainties and changes in circumstances that could significantly affect future results. Accordingly, Aztar cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include, but are not limited to: (a) the risk that Aztar may be unable to obtain stockholder approval required for the transaction with Pinnacle; (b) the risk that Pinnacle may be unable to obtain regulatory approvals required for the transaction with Aztar; (c) the risk that conditions to the closing of the transaction may not be satisfied or the merger agreement with Pinnacle may be terminated prior to closing; and (d) other risks, including those as may be detailed from time to time in Pinnacle's filings with the Securities and Exchange Commission (the "SEC"). For more information on the potential factors that could affect Aztar's financial results and business, review Aztar's filings with the SEC, including its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K.

Additional Information and Where to Find It

In connection with the proposed transaction, Pinnacle Entertainment, Inc. intends to file a registration statement, including a proxy statement of Aztar Corporation, and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about Pinnacle and Aztar, without charge, at the SEC's website at http://www.sec.gov. These documents may also be obtained for free from Pinnacle by directing a request to Pinnacle Entertainment, Inc., 3800 Howard Hughes Parkway, Las Vegas, Nevada 89109, Attention: Investor Relations. Free copies of Aztar's filings may be obtained by directing a request to Aztar Corporation, 2390 East Camelback Road, Suite 400, Phoenix, Arizona 85016, Attention:
Secretary.

This press release may be deemed to be solicitation material in respect of the proposed merger of Aztar and Pinnacle. In connection with the proposed merger, Aztar plans to file a proxy statement with the SEC. INVESTORS AND SECURITY HOLDERS OF AZTAR ARE ADVISED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement will be mailed to stockholders of Aztar. Investors and security holders may obtain a free copy of the proxy statement, when it becomes available, and other documents filed by Aztar with the SEC, at the SEC's web site at http://www.sec.gov. Free copies of the proxy statement, when it becomes available, and Aztar's other filings with the SEC may also be obtained from Aztar. Free copies of Aztar's filings may be obtained by directing a request to Aztar Corporation, 2390 East Camelback Road, Suite 400, Phoenix, Arizona 85016,
Attention: Secretary.

Aztar, Pinnacle and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from Aztar's stockholders in favor of the proposed merger. Information regarding Aztar's directors and executive officers is available in Aztar's proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 10, 2006. Information regarding Pinnacle's directors and executive officers is available in Pinnacle's proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 13, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.

Contact:
     Joe Cole
     Aztar Corporation
     602-381-4111